Stephen Lebowitz Chief Legal Officer	Globe Specialty Metals Inc One Penn Plaza 250 W 34th St – Ste 2514 NY, NY 10119 Phone: 212-798-8136 Fax: 212-798-8185 slebowitz@glbsm.com
July 15, 2009
VIA EDGAR AND FEDEX
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Globe Specialty Metals, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed June 9, 2009
File No. 333-152513
Dear Mr. Schwall:
     This letter is in response to your letter dated July 7, 2009. We have set forth your comments followed by the Company’s responses. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on June 9, 2009.
General
1.	We note your response to prior comment 1, as well as your previous responses to comments 12, 35, and 36. In your next amendment, please provide updated disclosure, fill in remaining blanks other than those related to Rule 430A(a) information, and file all omitted exhibits. In that regard, we note the following:
•	You include new disclosure that your Niagara Falls facility will “substantially be completed in fiscal 2009” (page 1) and that you “intend to reopen our Niagara Falls facility in fiscal year 2010” (page 6).

We have revised the discussion related to the completion of capital expenditure required to reopen our Niagara Falls facility on page 1 in our amended filing. We have not yet reopened, but continue to believe that our Niagara Falls facility will be

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reopened in fiscal 2010, depending on customer demand, and therefore have not amended our discussion starting on page 2 and elsewhere in our amended filing.

•	You indicate that as of June 30, 2008, you were “aware of the existence of material weaknesses and significant deficiencies” (page 20).

We have revised the discussion on page 21 in our amended filing to state that we believe we have remediated all material weaknesses and significant deficiencies.

•	You discuss several expired and expiring union contracts in revised disclosure at page 14.

We have revised the discussion of our expired union contract on pages 15 and 74 in our amended filing. There has been no change in the expiring union contracts.

•	At page 67, you indicate that a large portion of your contracts are multi-year contracts. At page 68, you identify a number of customers which accounted for ten percent of more of your silicon metal and total sales. Ensure that you file as exhibits all material contracts.

We do not have any material contracts as that term is defined in Regulation S-K 601(b)(10), including the contracts with customers that account for ten percent or more of our silicon metal and total sales. Our customer contracts have been entered into in the ordinary course of business. They are not with related persons, are not contracts upon which our business is substantially dependent, are not related to the acquisition or sale of any property, plant or equipment, and are not material leases. We do not believe that a significant reduction in sales to our largest customer would have a material adverse effect on our business as we operate in a supply constrained market. Although prices have declined since late 2008, they have not fallen as sharply as many other commodities. Given the demand for our product and the limited industry supply, we believe that we could replace the sales from any of these customers with sales to new or existing customers. Accordingly, these contracts do not fall within one of the specified categories.

•	You have not yet filed the opinion of counsel, nor the employment agreement with Malcolm Appelbaum.

We have included the opinion of counsel and the employment agreement with Malcolm Appelbaum in our amended filing.

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•	In the revised exhibit index, specify with what filing and on what date you filed the “previously filed” exhibits.

In the revised exhibit index in our amended filing, we have specified with what filing and on what date we filed the “previously filed” exhibits.
2.	Your prospectus extensively refers to CRU International and its statistics and forecasts. If you retain the disclosure, file CRU’s consent as an exhibit, as Rule 436(a) requires. We note your response to prior comment 3 in that regard.

We have filed CRU’s consent as exhibit 23.7 in our amended filing.
3.	Where you cite projections, clarify in each case the source and the date that such projections were made. For example, we note the global silicon projections at page 3; solar power demand estimates at page 55; and the global passenger vehicle production projections at page 55. Also, with regard to the vehicle projections, it is unclear how projections made prior to 2004 would be pertinent at the present time.

Where we cite projections on pages 3, 37, 58, 59, 60 and 61, we have clarified in each case the source and date (where available) that such projections were made in our amended filing. With regard to the vehicle projections on page 60, we have revised the projections to include only pertinent periods in our amended filing.
Prospectus Summary Risks Associated with our Business, page 7
4.	You direct the reader to your Risk Factors section “for a discussion of some of the factors....” Eliminate any potential suggestion that your Risk Factors section might not include all known, material risks.

We modified the disclosure on page 8 to remove any potential suggestion that our Risk Factors section might not include all known, material risks, as follows:

“for a discussion of the risk factors....”
Summary Consolidated Financial Data, page 9
5.	With regard to your presentation of ‘Adjusted EBITDA,’ revise your disclosure to indicate whether you consider the impairment charges to be non-recurring. If you consider them to be non-recurring, disclose your basis for concluding that it is not reasonably likely that similar charges will recur within the next two years. This disclosure should explain how your conclusion took into consideration current market conditions, including your currently-idled facilities. Alternatively, if you consider them to be recurring, please note that, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

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Such measures more likely would be permissible if you reasonably believe it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, inclusion of such a measure may not be helpful to investors absent the following disclosure:
•	the manner in which you use the non-GAAP measure to conduct or evaluate your business;

•	the economic substance behind your decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which you compensate for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why you believe the non-GAAP financial measure provides useful information to investors.
See Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures at:
          http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm
We have modified the presentations on pages 10 and 11 to remove the measure of adjusted EBITDA.
Unaudited Pro Forma Consolidated Financial Data, page 28
Notes to the Unaudited Pro Forma Consolidated Statement of Operations, page 30
6.	With regard to your disclosure in footnote (c), please explain to us in greater detail how you have adjusted the tax impact of the pro forma adjustments to reflect your “ability to offset Solsil’s tax losses against [y]our taxable income.”

As indicated in the presentation on page 33, Solsil, Inc.’s historical financial statements during the period from July 1, 2007 to February 29, 2008 (prior to our acquisition) reflect no tax benefit on the $5,063,000 net loss before income taxes. Subsequent to our acquisition, we file a consolidated U.S. federal tax return which includes the results of Solsil, Inc. (Solsil) along with our remaining U.S. operations. Our remaining U.S. operations generated taxable income greater than the loss incurred by Solsil during our fiscal year ended June 30, 2008. The pro forma adjustment described in footnote (c) reflects the ability, assuming we acquired Solsil on July 1, 2007 as required by 11-02(b)(6) of Regulation S-X, to offset Solsil’s tax losses during the period from July 1, 2007 to February 29, 2008 against our taxable income. The pro forma adjustment is calculated by multiplying our statutory tax rate, adjusted for known items, by Solsil’s tax loss.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Critical Accounting Policies, page 34
7.	We note you identify six areas of accounting where critical accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. It is important to note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section 501.14 of the Financial Reporting Codification for further guidance.

We have modified the presentations on pages 37 to 40 to address the specific instances where uncertainties exist in our estimates and to provide further information about the quality and variability of our earnings and cash flow so that investors may ascertain the indicative value of our reported financial information.
Cash Flows, page 44
8.	We note your statement that the “financial information of the Successor periods are not comparable to the Predecessor periods because the Predecessor periods do not include results of subsequent acquisitions, including Globe Metais and Globe Metales.” Based on this statement, please explain to us why you include discussions under the headings titled Operating, Investing and Financing Activities to compare cash flow results between 2007 and 2006 periods. As an example, we note your statement under Operating Activities that the “approximately $5,850,000 increase in net cash provided by operating activities from 2006 to 2007 was primarily due to increases in net income provided by the addition of the SG and Globe Metais businesses as well as increased pricing.” Please modify your discussion as necessary.

We have modified our discussion under the headings titled Operating, Investing and Financing Activities comparing cash flow results between 2007 and 2006 periods on pages 49 to 51.

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Financial Statements, page F-1
Condensed Consolidated Financial Statements for the Nine Months Ended March 31, 2009 and 2008, page F-2
Condensed Consolidated Statements of Operations, page F-4
9.	Provide us, as supplemental information, an analysis of amounts reported under the caption “Other Income” for the interim periods ended March 31, 2009 and 2008 and the annual periods ended June 30, 2008 and 2007. For each identified item, provide support for your classification as a non-operating item.

We are providing, as supplemental information, an analysis of amounts reported under the caption “Other Income” for the interim periods ended March 31, 2009 and 2008 and the annual periods ended June 30, 2008 and 2007. For each identified item, we are providing support for our classification as a non-operating item.
Notes to Condensed Consolidated Financial Statements, page F-7
General
10.	To the extent you make changes in this section in response to the comments below, please make conforming changes to the Notes to your Consolidated Financial Statements for the years ended June 30, 2008 and 2007, where applicable.

Where applicable, conforming changes to the Notes to our Consolidated Financial Statements for the years ended June 30, 2008 and 2007 have been made as further described below.
(2) Summary of Significant Accounting Policies, page F-7
d. Revenue Recognition
11.	We note your statement that “When the Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21.” Please expand your disclosure to provide a description of the nature and material terms of these arrangements, including any performance, cancellation, termination, or refund provisions. Describe the specific elements included, as well as how the amount and timing of revenue for each element is determined.

In your comment letter dated November 21, 2008, the Staff requested that we add an accounting policy footnote to explain how we will account for transactions associated with our joint development supply agreement with BP Solar International Inc (BP Solar). Our only material multiple element arrangement relates to this joint development supply agreement. The nature and material terms of this arrangement are described in Note 14 Commitments and Contingencies subpart (k) Joint Development Supply Agreement. We have updated the disclosure in Note 14(k) to further describe performance, cancellation,

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termination, and refund provisions, as well as the specific elements included and how the amount and timing of revenue for each element will be determined.
(3) Business Combinations, page F-9
12.	Please provide us, as supplemental information, an analysis of amounts reported under the line item “Acquisition of businesses, net of cash acquired” in your statements of cash flows for the year ended June 30, 2008 and the nine month periods ended March 31, 2009 and 2008. As part of your response, explain how amounts shown in your analysis correspond to amounts reported in the notes to your financial statements.

We are providing, as supplemental information, an analysis of amounts reported under the line item “Acquisition of businesses, net of cash acquired” in our statements of cash flows for the year ended June 30, 2008 and the nine month periods ended March 31, 2009 and 2008. As part of our response, we have explained how amounts shown in our analysis correspond to amounts reported in the notes to our financial statements.
Yonvey acquisition, page F-11
13.	We note you entered into a subscription agreement that provides a “call option such that within a period of three years from the agreements’ effective date, the minority shareholder may repurchase up to a maximum of 12% ownership interest in Yonvey at a subscription price equal to the relevant percentage of the additional $10,236 registered capital plus a premium calculated using specified interest rate.” Please provide the following:
•	Confirm for us, if true, that the liability you identify, totaling $1,166 at March 31, 2009, pertains specifically to the value you have attributed to the call option, or otherwise advise;

We confirm that the liability identified, totaling $1,166 at March 31, 2009, pertains specifically to the value we have attributed to the call option.

•	Tell us what accounting literature you relied on in recording the liability; and,

We have relied on the following accounting literature in recording the liability:

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133)

Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141)

Emerging Issue Task Force Issue No. 00-6, Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary (EITF 00-6)

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•	Add expanded disclosure which explains your initial and subsequent accounting through the expiration of the call option.

By giving our minority interest holder the option to repurchase an equity interest in Yonvey for a pre-determined price, we created a written call option. Classification of the call option as equity is prohibited because the equity interest to be issued is that of a subsidiary (EITF 00-6, paragraph 3).

In each subsequent reporting period, changes in the fair value of the call option must be recognized in earnings (SFAS 133, paragraph 18(a)). The value change is recognized by increasing or decreasing the call option liability with the other side of the entry reflected in earnings. It should be noted that although we have recognized this change in fair value in our financial statements, no separate disclosure of this amount was made given the immateriality of the change to our condensed consolidated financial statements, which can be supported by the supplemental information we have provided in conjunction with your comment number 9 above.

The adoption of SFAS 160 Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160), effective July 1, 2009, will require us to include the minority interest as part of our stockholders’ equity. Also, EITF 08-8 Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary (EITF 08-8) becomes effective on July 1, 2009, and supersedes EITF 00-6. Although we are still in the process of completing our assessment, we believe that the call option issued to the minority interest holder would meet the criteria for equity classification, and effective July 1, 2009, the fair value call option liability on that date would become part of our minority interest balance in our stockholders’ equity, based on the guidance provided by EITF 08-8, paragraph 10. We will disclose the transition provisions in accordance with the requirements of EITF 08-8, paragraph 11 in the first quarter of fiscal 2010.
(5) Restructuring Charges, page F-12
14.	Revise to clearly disclose the total amount expected to be incurred in connection with each of the activities identified with your formal restructuring programs. See SFAS 146, par. 20.b.1.

In preparing our March 31, 2009 and 2008 condensed consolidated financial statements, we considered the requirements of SFAS 146, par.20.b.1. However, the remaining costs expected to be incurred in association with the formal restructuring programs announced as of March 31, 2009, $131,000, was not consider material to our current or expected future financial position or results from operations.

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(13) Income Taxes, page F-19
15.	We note the reconciling item for a foreign tax holiday. Please expand your disclosures to disclose the aggregate dollar and per share effects for each of the tax holidays, as contemplated by SAB Topic 11C.

We have expanded our disclosures to disclose the aggregate dollar and per share effects for each of the tax holidays, as contemplated by SAB Topic 11C on pages F-19 and F-56.
(14) Commitments and Contingencies, page F-20
g. Deferred Revenue, page F-21
16.	We note you have not recorded revenue under the warehousing agreement you describe as of March 31, 2009 because the transactions that have taken place “do not meet the revenue recognition criteria contained in SAB 104.” Please disclose the specific reason(s) why revenue on the warehousing arrangements has been deferred as of March 31, 2009. Additionally, disclose when, and under what circumstances, you expect that revenue will be recognized.

We have disclosed the specific reason why revenue on the warehousing arrangement has been deferred as of March 31, 2009 in our amended filing. This conclusion was reached based on discussions with the Office of the Chief Accountant on May 21, 2009. Additionally, we have disclosed when, and under what circumstances, we expect that revenue will be recognized in our amended filing.
Notes to Consolidated Financial Statements, page F-35
(20) Operating Segments, page F-66
17.	Revise your disclosure to explain the factors used to identify your reportable segments and to indicate whether operating segments have been aggregated. See SFAS 131, par. 26.a. If you have concluded that you have a single operating segment, explain to us the basis for this conclusion. As part of your response, identify for us your chief operating decision maker (CODM) and provide an example set of information regularly reviewed by your CODM to make resource allocation decisions and to assess performance. Alternatively, if you have concluded that you have more than one operating segment, identify those operating segments for us and explain, in reasonable detail, why you believe aggregation is appropriate. In connection with this, explain how you have evaluated the aggregation criteria in SFAS 131, par. 17. In this regard, we note that disclosure in the Business section of your filing indicates that there are material differences between silicon metal and silicon-based alloy products and customers.

We have revised our disclosures to explain the factors used to identify our reportable segments as required by SFAS 131, paragraph 26.a., and have indicated how our operating segments have been aggregated. The revised disclosures have been made in both the notes to our consolidated financial

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statements for the years ended June 30, 2008 and 2007 and the notes to our condensed consolidated financial statements for the nine months ended March 31, 2009 and 2008.

Based on our evaluation of the aggregation criteria in SFAS 131, paragraph 17, we have concluded that we have a single reportable segment in the years ended June 30, 2008 and 2007 and the nine months ended March 31, 2009 and 2008. A detailed discussion regarding the basis for this conclusion is included below. As part of our response, we have identified our chief operating decision maker (CODM) and will provide examples of financial information provided to our CODM as confidential supplemental information which we desire to retain as non-public internal analyses. Accordingly, we desire that this information be returned to us following the completion of the Staff’s review in accordance with Rule 418(b).

In addition, we have reevaluated the guidance contained in paragraph 37 of SFAS 131, which indicates that “[a]n enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” Our initial conclusion was that our prior financial statement disclosures were adequate given the similarity of our products. These similarities are further discussed below. This conclusion was reached based on reviews of similar disclosures made by other manufacturers in the steel and aluminum industries, who typically discuss expanded product lines in their Management’s Discussion and Analysis of Financial Condition and Results of Operations in their filings on Form 10-K, but present groupings of similar products in their segment disclosures in the note to their financial statements. We continue to believe this conclusion is appropriate based on a reevaluation of paragraph 37 of SFAS 131 and the supplemental guidance in paragraph 103 of SFAS 131, given the similarity of our products and the fact that our business is not monitored along product lines. However, given our desire to provide current and potential investors with additional information to assess both past performance and prospects for our future growth, we have elected to expand our financial statement disclosures to separately provide sales of silicon metal and silicon-based alloys, as well as associated by-product sales. This additional disclosure will be made in both the notes to our consolidated financial statements for the years ended June 30, 2008 and 2007 and the notes to our condensed consolidated financial statements for the nine months ended March 31, 2009 and 2008.

Chief Operating Decision Maker:

Our chief operating decision maker (CODM) is our Chief Executive Officer (CEO). For the majority of fiscal 2008, this role was fulfilled by our Executive Chairman and then Chief Executive Officer, Alan Kestenbaum. In May 2008, Jeff Bradley was hired to serve as our Chief Executive Officer, while Mr. Kestenbaum continues to serve as our Executive Chairman. Therefore, for our fiscal year 2008, our CODM was Mr. Kestenbaum. As CODM, Mr. Kestenbaum and Mr. Bradley are charged by our Board of Directors with determining the business strategy of our company, and executing this strategy once approved by the Board of Directors. Mr. Kestenbaum was instrumental in determining which acquisitions to carry out (see below) during the formation of our company and negotiating the purchase price of those acquisitions. Further, the CEO is responsible for hiring all our “C-level” employees, determining their compensation packages, and any variable compensation targets thereto.

It should be noted that only the compensation targets of our current CEO and our Vice President of Sales are tied to the overall EBITDA of our company. There are no other specified performance targets in any other employment contracts. Although we have Executive Directors at our Globe Metais and Globe Metales businesses, their variable compensation is determined at the discretion of the Executive

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Chairman, based on recommendations by our CEO. Such variable compensation is based on their in-country profitability. Our CEO is also responsible for determining the borrowing levels of our businesses, and negotiating these terms with our banks.

Company History and Acquisitions:

Globe Specialty Metals, Inc. (GSM) was incorporated in December 23, 2004 to serve as a vehicle for the acquisition of operating companies in the metals and mining industry. On November 13, 2006, we acquired 100% of the outstanding stock of Globe Metallurgical, Inc. (GMI), a manufacturer of silicon metal and silicon-based alloys. Prior to this date, we had not yet commenced any commercial operations. Subsequent to the acquisition of GMI, we completed the following additional acquisitions:
•	On November 20, 2006, we acquired 100% of the outstanding stock of Stein Ferroaleaciones S.A. (SFA), and SFA’s two affiliates, UltraCore Polska Sp.z.o.o. (UCC), and Ultra Core Corporation (UCC). SFA has been renamed Globe Metales S.A. (Globe Metales);

•	On January 31, 2007, we acquired 100% of the outstanding stock of Camargo Correa Metais S.A. CCM has been renamed Globe Metais Indústria e Comércio S.A. (Globe Metais);

•	On February 29, 2008, we acquired approximately 81% of the outstanding stock of Solsil, Inc. (Solsil); and

•	On May 15, 2008, we entered into a business combination pursuant to which it acquired a 58% ownership interest in Ningxia Yonvey Coal Industrial Co., Ltd (Yonvey). Yonvey is engaged in the production of carbon electrodes, and principally supplies its electrodes to our subsidiaries. On November 28, 2008, we increased our ownership interest in Yonvey to 70%.
Based on these acquisitions and the legal structure of our business, our CODM is provided with discrete financial information for the following entities:
•	GSM — Located in the U.S., the results of our corporate headquarters are reported in this entity. This entity has no manufacturing operations;

•	GSM Financial, Inc. — Located in the U.S., this entity was established to hold our intercompany debt. This entity has no manufacturing operations;

•	GMI — Located in the U.S., GMI manufactures silicon metal and silicon-based alloys;

•	Globe Metales — Located in Argentina, Globe Metales manufactures silicon-based alloys;

•	UCP — Located in Poland, UCP manufactures cored wire using silicon-based alloys purchased from Globe Metales and externally purchased steel strip.

•	UCC — Prior to our acquisition, UCC functioned as the U.S. distributor for Globe Metales’ products. The operations of UCC were merged into GMI immediately after the Globe Metales acquisition.

•	Globe Metais — Located in Brazil, Globe Metais manufactures silicon metal.

•	GSM Sales, Inc. (GSMS) — Managed by Globe Metais, GSMS functions as a sales entity for Globe Metais’ export sales.[1]

•	Solsil — Located in the U.S., Solsil manufactures upgraded metallurgical grade silicon.[2]

•	Yonvey — Located in China, Yonvey is a vertically integrated manufacturer of carbon electrodes.

[1]	For management reporting to our CODM, this entity is typically consolidated with Globe Metais.

[2]	Solsil stopped its manufacturing operations in January 2009 and is now focused on research and development.

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For GMI, our CODM is provided with sales, production volume / cost as well as inventory data on a plant basis, which is received daily from system-generated reports from our production system and not validated to our financial records. This information has been available since the time of our acquisition of GMI in fiscal 2007. However, the operating expenses reported by GMI are on an aggregated basis only.

For all our remaining businesses, the financial information is available to our CODM on a subsidiary-level basis, through financial reporting packages which are provided on an annual basis (available since fiscal 2007), quarterly basis (available since the quarter ended March 31, 2008) and monthly basis (available since February 2009). Examples of financial information provided to our CODM have been provided as confidential supplemental information which we desire to retain as non-public internal analyses. Accordingly, we desire that this information be returned to us following the completion of the Staff’s review in accordance with Rule 418(b).

Our CEO assesses the performance of these subsidiaries based on this discrete financial information provided by each subsidiary, and makes operating decisions and allocates resources based on this financial information. However, prior to February 2009 when we first started providing monthly financial statements to our CODM, reporting packages and consolidated financial statements were not provided in a timely basis and were reviewed only “after the fact” by our CODM to validate prior verbal conversations with subsidiary management regarding their operating performance. Accordingly, it was only after February 2009 when individual subsidiary financial information was used by the CODM to actively manage our business.

Further discussion of the nature of operations of each of our silicon metal and silicon-based alloys manufacturing facilities follows:

GMI

GMI produces silicon metal and silicon-based alloys using submerged arc electric furnaces. The furnaces and other equipment and the process are the same for both silicon metal and silicon-based alloys. The furnaces consists of a crucible to hold the raw materials and contain the reactions, electrical equipment and carbon electrodes to transfer the electricity into the raw materials, conveying equipment for the raw materials and exhaust gas collection equipment. The base raw material is quartz, which is silicon dioxide (SiO2). The chemical reaction to separate the Si and O2 is a high temperature carbon reduction process. The carbon sources can be metallurgical grade coal and/or charcoal and woodchips. Other raw materials such as limestone for calcium (Ca) or scrap steel for Iron (Fe) can be added to introduce other elements or facilitate certain process conditions. Electricity is the energy source for the high temperature heat. The metal is liquid when it removed from the furnaces and is further processed by adding or removing elements, then solidified and sized to meet each customer specifications.

Globe Metales

Globe Metales currently produces silicon-based alloys using submerged arc electric furnaces. The furnaces consists of a crucible to hold the raw materials and contain the reactions, electrical equipment and carbon electrodes to transfer the electricity into the raw materials,

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conveying equipment for the raw materials and exhaust gas collection equipment. The base raw material is quartz, which is silicon dioxide (SiO2). The chemical reaction to separate the Si and O2 is a high temperature carbon reduction process. The carbon sources are charcoal and woodchips. Limestone is the Calcium (Ca) source and iron ore is the ferrous source (Fe). Electricity is the energy source for the high temperature heat. The metal is liquid when it removed from the furnaces and is further processed by adding or removing elements, then solidified and sized to meet each customer specifications. The same furnaces and other equipment can be used to make silicon metal.

Globe Metais

Globe Metais currently produces silicon metal using submerged arc electric furnaces. The furnaces consists of a crucible to hold the raw materials and contain the reactions, electrical equipment and carbon electrodes to transfer the electricity into the raw materials, conveying equipment for the raw materials and exhaust gas collection equipment. The base raw material is quartz which is silicon dioxide (SiO2). The chemical reaction to separate the Si and O2 is a high temperature carbon reduction process. The carbon sources are charcoal and woodchips. Electricity is the energy source for the high temperature heat. The metal is liquid when it removed from the furnaces and is further processed by adding or removing elements, then solidified and sized to meet each customer specifications. The same equipment can be used to make silicon-based alloys.

Solsil

Solsil is engaged in the production of upgraded metallurgical grade silicon metal manufactured through a proprietary metallurgical process for use in silicon-based solar cells. Solsil supplies its silicon to manufacturers of photovoltaic cells, ingots and wafers, and the purpose of the acquisition was to allow us to become a significant supplier in the high purity solar-grade silicon market. However, the only difference between Solsil’s product and our remaining subsidiaries’ products is the level of silicon purity. Similar differences in purity levels exist within our other product lines, including differences amongst production within the same operating facility. Additionally, our remaining subsidiaries also sell products into the solar industry, but again, in different purity levels. Finally, a key input in Solsil’s manufacturing process is silicon metal purchased from our remaining subsidiaries. Essentially, this basic raw material is just being further purified to achieve purity levels required by certain solar consumers.

Company-Wide

The raw materials and processes used to make silicon metal, upgraded metallurgical grade silicon metal and silicon-based alloys are similar. The furnaces are changed-over from silicon metal to silicon-based alloys with 24 hours and from silicon-based alloys to silicon metal in 7 days. The change-over time relates to how quickly additional elements in the furnace can be added or reduced. For example, we add scrap steel quickly for ferrosilicon (FeSi), but removing the iron from the furnace takes us longer. We use the same equipment to make silicon metal and silicon-based alloys, and the same carbon sources and electrodes are used. The only differences between the two are that small amount of additional raw

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material (the alloying agent) are added to the silicon-based alloys. Also, after removing the liquid material from the furnaces, we may be further processed by adding or removing elements. For some FeSi grades various gases are used to remove elements such as Aluminum (Al) and Calcium (Ca) and for others Al and Ca are added along with other elements. Magnesium (Mg) is added to the liquid FeSi to make MgFeSi. Other elements might be also be added.

Cored Wire

Cord wire is manufactured using externally purchased steel strips which are approximately two inches wide, 1/8 inch thick and 15,000 foot long. The end of the steel strip is fed into a machine with rollers that first bends the strip into a half circle. After the half circle is formed, fine pieces our internally produced silicon-based alloys are fed into the half circle. The stripe continues through the machine and is formed into a full circle and then wrapped around a spool for distribution.

Financial Reporting — Year Ended June 30, 2008 and 2007

Based on our evaluation of the aggregation criteria in SFAS 131, paragraph 17, we have concluded that we have a single operating segment in the years ended June 30, 2008 and 2007. Paragraph 17 of SFAS 131 indicates that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
We note the following as it pertains to the aggregation criteria listed above:

Nature of the products and services

Silicon metal is produced by smelting quartz with carbon substances (typically low ash coal and/or charcoal) and wood chips. Silicon-based alloys are also produced by smelting quartz with carbon substances and wood chips, however, alloying agents (typically magnesium, or scrap steel) are added to the production mix. Accordingly, our products vary only in the level of purity and alloying material used in the manufacturing process. Further, based on our flexible manufacturing capability, which allow us to switch furnace production based on changes in demand and economic conditions in the different industries into which we sell our products, does not allow us to and we do not measure our business on a product line basis.

Nature of the production processes

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All of our operating subsidiaries, excluding Yonvey which is specifically addressed below, are engaged in the manufacture of silicon metal and silicon-based alloys. As discussed above, the fundamental technology underlying the production process used in the manufacture of silicon metal and silicon-based alloys is similar across our facilities. Since the time of our acquisition of our operating subsidiaries, we have continued to share and implement best practices across all of our manufacturing facilities. The same or similar raw materials are utilized by our different subsidiaries in the manufacture of their products; our three primary manufacturing operations (GMI, Globe Metales and combined Globe Metais / GSMS) have similar cost structures (with overall production costs[3] ranging from $1,359 to $1,520 per metric ton in fiscal 2007, $1,609 to $1,781 per metric ton in fiscal 2008 and $1,798 to $2,276 per metric ton in fiscal 2009, through March 31, 2009) and gross margins (ranging from 11% to 18% in fiscal 2007, 18% to 31% in fiscal 2008 and 27% to 40% in fiscal 2009, through March 31, 2009). Gross margins within years and year-over-year are impacted by product pricing, product mix, manufacturing efficiencies, and input costs. Over the long term, we expect that our businesses will continue to have similar economic characteristics, given industry competition, our focus on best practices across our manufacturing facilities, and the fact that the furnaces used in the manufacture of silicon metal and silicon-based alloys are typically flexible and can be converted to produce either material at relatively minimal cost — that is, production capacity is flexible, allowing us and our competitors to produce silicon metal or silicon-based alloys using the same equipment which will result in similar long returns for silicon metal and silicon-based alloys. We will provide as supplemental information the gross profit from each of our subsidiaries for fiscal 2007, fiscal 2008, and fiscal 2009 through March 31. Accordingly, we desire that this information be returned to us following the completion of the Staff’s review in accordance with Rule 418(b).

Type or class of customer for their products and services

There are similar customers for our products. It is permissible to supply the same customer and the same markets with product from different facilities, and in fact we do supply our largest customer from a variety of our locations to satisfy the quantity requirements under our contracts. For our second largest customer, we are in the process of getting their approval to be able to supply them interchangeably between our Brazilian and U.S. facilities. Further, we utilize the same sales force to sell our products across all of our subsidiaries.

Methods used to distribute their products or provide their services

Methods of distribution are the same across all businesses. Products are packaged in bulk and then delivered either by rail, truck, or ship.

Nature of the regulatory environment, for example, banking, insurance, or public utilities.

We are not subject in any industry specific regulations, nor are there environmental regulations which apply specifically to the manufacture of silicon metal and silicon-based alloys. We are subject to the same utility restrictions (i.e. stable supply of electricity, which makes up for approximately 30% of our costs) across all subsidiaries; we are subject to and protected by the same anti-dumping legislature in the U.S. and Europe; and we would be subject to the same restrictions in increasing our capacity across all subsidiaries.

[3]	Calculated by dividing total cost of sales by total shipments of silicon metal and silicon-based alloys.

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Yonvey

Yonvey is engaged in the production of carbon electrodes, an important input in the Company’s production process. Yonvey principally supplies its electrodes to our subsidiaries, and as of March 31, 2009 was producing only for internal consumption. As it pertains to Yonvey, we considered the quantitative threshold of paragraph 18 of SFAS 131. Specifically:
•	The sales of this business do not exceed 10% of our sales;

•	The operating results are less than 10% of the combined profit of our one reportable segment;

•	Its assets are less than 10% of the total assets of our one reportable segment.
Based on this quantitative assessment, we determined that it was appropriate to combine our Yonvey business with our other businesses for the purpose of determining our reportable segment. Please note that the purpose of the Yonvey acquisition in fiscal 2008 was vertical integration, and Yonvey principally supplies its products to our other subsidiaries. As such, the revenues of Yonvey do not significantly impact our consolidated revenues, as the majority of Yonvey’s sales are eliminated in consolidation. Accordingly, separate presentation of financial data related to this reporting unit would not provide additional, useful information to readers of our consolidated financial statements.

Note that in forming the above conclusions, we have subsequently, further considered the guidance in paragraph 19 of SFAS 131, which indicates that “[a]n enterprise may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments share a majority of the aggregation criteria listed in paragraph 17.” We have also reviewed the supplement guidance regarding vertically integrated enterprises in paragraphs 79 and 80 or SFAS 131. Although we understand this may lead to the conclusion that Yonvey should be reported as a separate segment in fiscal 2008, given the date of the Yonvey business combination, May 15, 2008, separate reporting of this unit would not provide material information to investors (Yonvey was not a significant acquisition, and both gross revenue, prior to any intercompany elimination, and operating income represent less than 1.0% of the respective consolidated totals for fiscal 2008). Further, we have provided expanded enterprise-wide disclosures for Yonvey and our remaining geographic locations, due to our desire to provide readers with as much useful information about our business as possible, in these consolidated financial statements which includes the majority of the information that is required by SFAS 13, paragraph 27 on a geographic basis.

Based on all the factors considered above, we continue to believe that we operated as one reportable segment in fiscal 2008 and fiscal 2007.

Financial Reporting — Nine Months ended March 31, 2009 and 2008

Based on changes our operations resulting from current economic conditions in fiscal 2009, particularly impacting Solsil, we believe it is appropriate to reconsider our segment disclosures in fiscal 2009.

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Solsil

Upon review of the aggregation criteria in paragraph 17 of SFAS 131, we continue to believe that Solsil meets the aggregation criteria in paragraph 17 of SFAS 131 at March 31, 2009.

As disclosed in Note 4 Goodwill and Intangible Asset Impairment to our March 31, 2009 and 2008 condensed consolidated financial statements, during the second quarter of fiscal 2009, we experienced a decrease in profitability, and a significant decline in demand for high purity solar-grade silicon and made a substantial downward revision in the forecasted cash flows from our Solsil reporting unit as a result of a decrease in the market price for solar-grade silicon and weakness in demand for solar products. Based on this change in the business environment, Solsil has continued to focus on research and development but halted production of material for commercial sale. We believe this fact alone, the performance of research and development, does not create an additional business segment. Our remaining subsidiaries also perform research and development, although on a more limited basis. We also expect the results of our research and development will allow Solsil to continue to further improve product quality and decrease manufacturing costs, such that we expect Solsil will begin to provide material revenues by fiscal 2011.

Solsil’s total assets at March 31, 2009 represent less than 7% of consolidated total assets and Solsil’s net sales, excluding any intercompany eliminations, represent less than 1% of consolidated net sales for the nine months ended March 31, 2009. In addition, the impairment charge during the nine months ended March 31, 2009 has been specifically identified as associated with Solsil in Note 4 Goodwill and Intangible Asset Impairment of our March 31, 2009 and 2008 condensed consolidated financial statements. We have also previously disclosed in our filing on Form S-1 that Solsil remains focused on research and development and is not presently producing material for commercial sale. Accordingly, separate disclosure of Solsil as a separate reportable segment would not provide significant, additional disclosure on which an investor would likely base an investment decision.

Given these facts, we believe it is appropriate to include Solsil with our silicon metal and silicon-based alloys operating segment.

Yonvey

As discussed above, paragraph 19 of SFAS 131 indicates that “[a]n enterprise may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments share a majority of the aggregation criteria listed in paragraph 17.” Paragraph 70 of SFAS 131 further indicates that “the definition of an operating segment should include components of an enterprise that sell primarily or exclusively to other operating segments of the enterprise if the enterprise is managed that way.” Although we understand this may lead to the conclusion that Yonvey should be reported as a separate segment during the nine months ended March 31, 2009, we also note that the provisions of SFAS 131 need not be applied to immaterial items.

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Previously made enterprise-wide financial disclosures reflect net sales, depreciation and amortization, operating loss, and long-lived assets for Yonvey under title of China. Accordingly, the only additional information which would be required unit SFAS 131 if Yonvey were considered a separate segment is the split between external (primarily by-product sales) and internal sales and total assets. Further, we have previously disclosed in our filing on Form S-1 that Yonvey principally supplies its electrodes to our subsidiaries (for the quarter ended March 31, 2009, no electrodes were sold to external parties). Accordingly, disclosure of Yonvey as a separate business segment would not provide significant, additional disclosure on which an investor would likely base an investment decision.

Conclusion

Based on our reevaluation of SFAS 131, we believe we continue to operate in one reportable segment, silicon metal and silicon-based specialty alloys. As our business continues to evolve, we will monitor the structure of our organization, and will modify our segment disclosures if we change the structure of our internal organization in a manner that causes the composition of our reportable segments to change.
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     To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me or our Chief Financial Officer, Malcolm Appelbaum.
Sincerely,
Stephen Lebowitz
Chief Legal Officer

cc:	Alan Kestenbaum Jeff Bradley Malcolm Appelbaum Jeffrey E. Jordan, Esq. Michael Kaplan, Esq.